UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDENOR INFORMS THE MARKET OF THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014.

Buenos Aires, Argentina, August 24, 2015. The management of Edenor S.A. (NYSE: EDN) (“Edenor” or the “Company”) announced that, on May 12, 2015, it filed its annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The 2014 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.edenor.com.ar. In addition, shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge by requesting a copy within a reasonable period of time from Edenor’s Investor Relations Office.

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2014, Edenor sold 21,312 GWh of energy, with net sales of approximately Ps. 3.6 billion and net loss of Ps. 779.7 million.

These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

For more information, please access www.edenor.com

Investor Relations Contacts:

Leandro Montero	Veronica Gysin
Edenor S.A.	Edenor S.A.
6363 Del Libertador Avenue	6363 Del Libertador Avenue
4th Floor	4th Floor
(C1428ARG) Buenos Aires, Argentina	(C1428ARG) Buenos Aires, Argentina
Tel: 5411.4346.5511	Tel: 5411.4346.5231
Fax: 5411.4346.5303	Fax: 5411.4346.5303
investor@edenor.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 24, 2015